Barclays Global Investors
400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474-2737)
www.iShares.com

August 8, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tracie Towner

Re:    iShares Silver Trust - Annual Report on Form 10-K for the Year Ended

December 31, 2007

File No. 1-32863

Dear Ms. Towner:

Reference is hereby made to your letter dated August 1, 2008, pursuant to which the staff of the Division of Corporation Finance provided comments to the Statement of Cash Flows included in the Annual Report on Form 10-K for the year ended December 31, 2007 filed by the iShares Silver Trust (the “Trust”) on February 27, 2008. Set forth below is the response to those comments prepared by Barclays Global Investors International, Inc., in its capacity as the sponsor of the Trust. For your convenience, the text of the comment is reproduced in italics before the response.

Statements of Cash Flows, page F-7

1. We have read your response to prior comment two in which you indicate that in reconciling your net income to net cash provided by operating activities, you have made an adjustment to remove the gain on sale of silver to pay expenses in the amount of $1,105 thousand, since this amount is captured in the ‘proceeds from sales of silver to pay expenses’ of $8,879 thousand, which is also shown as an adjustment to net income. Under the indirect method, items included in net income that affect operating cash receipts and disbursements should not be removed in the reconciliation; rather, the effort generally involves adjusting net income to eliminate the non-cash elements.

Although we do not object to your end result, we recommend the following refinements to your presentation. We understand the reconciling item “proceeds from sales of silver to pay expenses” is a cash generating event that is reflected in your measure of net income. Therefore, it should not appear as a reconciling item. However, since the cost of silver sold to pay expenses is a non-cash item that is reflected in your measure of income, you should have a reconciling item to add back this non-cash charge. You should also delete the adjustment for gain on sales of silver to pay expenses, as this is simply the net of the two items mentioned above. If you must write-down the carrying value of silver, as you appear to have done in 2006 with you market value reserve, this would be an add-back because it is a non-cash charge.

To further illustrate, it appears that your reconciliation for 2007 would begin with net income of $53, 914; less gain on silver distributed of $61,937; add non-cash cost of silver sold to pay expenses of $7,774; and add increase in sponsor fee payable of $249. Similarly, your reconciliation of 2006 would begin with net loss of $191,169; add loss on silver distributed of $4,568; add non-cash cost of silver sold to pay expenses of $2,866; add market value reserve of $183,090; add increase in sponsor fee payable of $645. Please let us know if you require further clarification.

We agree with your recommendations. On the Statements of Cash Flows, the ‘Proceeds from sales of silver to pay expenses’ and ‘Gain on sales of silver to pay expenses’ line items have been deleted. A new line titled ‘Cost of silver sold to pay expenses’ has been included, to add back the non-cash charge to net income. We have implemented these refinements to the Trust’s Statement of Cash Flows beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. Please refer to Exhibit A for the revised presentation.

* * *

Please do not hesitate to contact the undersigned at (415) 875-4802 or Grace Lau at (415) 875-4827, should you have any further questions.

Sincerely,

/s/ Geoffrey Flynn
Geoffrey Flynn
Managing Director

Exhibit A

(Dollar amounts in 000’s)	June 30, 2008
Proceeds from sales of silver	$7,265
Expenses – Sponsor’s fee paid	(7,265)

Net cash provided by operating activities	—

Increase (decrease) in cash	—
Cash, beginning of the period	—

Cash, end of the period	$—

Reconciliation of net income to net cash provided by operating activities:
Net income	$12,854
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) on silver distributed for the redemption of shares	(18,844)
Cost of silver sold to pay expenses	5,538
Increase in sponsor fees payable	452

Net cash provided by operating activities	$—

Supplemental disclosure of non-cash information
Carrying value of silver received for creation of shares	$824,720
Carrying value of silver distributed for redemption of shares at average cost	$(64,649)